Exhibit 99.4

GCL Subsidiary 4Divinity signs Publishing Agreement for ‘The Defiant’

SINGAPORE, Sept. 05, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (Nasdaq: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that its publishing subsidiary, 4Divinity Pte. Ltd. (“4Divinity”), entered into a global publishing agreement with Hangzhou Hoothanes Technology Co., Ltd. (“Hoothanes”) for the upcoming multi-platform game “The Defiant“ (抵抗者).

An evocative mix of history, espionage, and tactical gameplay

Currently under development, “The Defiant” is a bold new first-person shooter set against the rarely explored backdrop of the Second Sino-Japanese War in China between the 1930s and 1940s. Blending stealth, action, and espionage, the game casts players as a resistance fighter navigating the turmoil of wartime occupation. It delivers a gripping single-player campaign that balances high-intensity firefights with atmospheric stealth missions. Players will traverse shadowy streets and war-torn villages, accompanied by a loyal companion who adds emotional depth to the journey.

Featuring a historically inspired arsenal and integrated puzzle elements to enrich gameplay, “The Defiant” will offer a distinct mix of tension, strategy, and storytelling. Initially developed for PC, with console platforms under consideration, the game aspires to challenge genre heavyweights by delivering a narrative-driven shooter that honors its cultural roots while appealing to global audiences. With its evocative setting, cinematic flair, and tactical gameplay, we believe “The Defiant” is poised to become a standout title in the next wave of Asian-developed IP.

“This partnership reflects our commitment to supporting visionary developers and scaling original IP for global audiences,” said Sebastian Toke, Group CEO of GCL. “Defiant is a genre-defining title with deep narrative and gameplay innovation, and we’re proud to help shape its journey from development to global release.”

Subject to certain conditions set forth in the agreement, 4Divinity will lead all marketing, distribution, and platform negotiations of “The Defiant”, with full discretion over release strategy and monetization.

“We are excited to partner with 4Divinity and GCL to introduce The Defiant to players worldwide,” said Kong Yuheng, Founder of Hoothanes. “Their publishing expertise and resources will enable us to focus on delivering a game that’s both artistically ambitious and commercially impactful.”

Assuming certain conditions are met, the agreement also includes a 90-day rights of first refusal for future titles and transmedia opportunities developed by Hoothanes, reinforcing GCL’s long-term commitment to cultivating high-quality Asian IP.

About GCL Global Holdings Ltd.

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com

About 4Divinity

4Divinity is a digital and retail games publishing company and a wholly owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region. https://www.4divinity.com/

About Hangzhou Hoothanes Technology Co., Ltd.

Hoothanes is a China-based game development studio known for its innovative gameplay systems and immersive storytelling. With “The Defiant”, the studio aims to deliver a premium cross-platform experience that blends tactical depth with cinematic narrative.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185